 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated November 11, 2020: Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2020 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2020 Results

Monaco – November 11, 2020 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine months period ended September 30, 2020.

Financial highlights
In million U.S. Dollars except per share data	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Nine Months 2020	Nine Months 2019
Net Revenues	51.9	48.3	45.7	53.2	50.7	145.9	144.5
Net income/(loss)	3.3	(13.9)	(9.9)	3.6	5.2	(20.5)	12.5
Adjusted Net income/(loss)[1]	3.5	(13.3)	(10.2)	3.5	5.9	(20.0)	13.2
EBITDA[2]	22.1	5.7	9.7	23.1	24.5	37.5	70.3
Adjusted EBITDA [2]	22.3	6.3	9.4	23.1	25.1	38.1	71.0
Earnings/(loss) per share basic and diluted[3]	0.00	(0.16)	(0.12)	0.01	0.02	(0.29)	0.04
Adjusted (loss)/earnings per share basic and diluted [3]	0.00	(0.16)	(0.13)	0.01	0.03	(0.28)	0.04

Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	12,575	8,094	9,089	13,707	13,311	9,940	12,513
Daily vessel operating expenses[5]	4,896	4,729	4,771	5,103	4,448	4,799	4,406
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,459	4,207	4,285	4,540	4,053	4,318	4,162
Daily general and administrative expenses[7]	1,418	1,374	1,371	1,414	1,363	1,388	1,368

In million U.S. Dollars
Total Cash[8]	106.7	118.8	109.3	120.1	87.0
Liquidity[9]	109.7	119.8	145.7	178.0	87.0
Total Debt[10]	608.9	625.4	605.2	601.0	563.8

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net (loss)/income plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments including sale and lease back financing.

10 Total Debt represents Long-term debt plus Current portion of long-term debt, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''Our financial performance gradually improved in parallel with the chartering market during the 3rd quarter. At the same time, we focused on developing a plan for renewing our fleet with modern designs that adhere to the new environmental regulations. Due to market uncertainties, we remain cautious and we believe that our liquidity position which exceeds $130 million provides us with the required flexibility.''

Update on COVID-19, company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition year to date, due to lower demand which resulted in relatively lower charter rates, and higher crew and related costs. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which are highly uncertain and cannot be predicted, including a potential second wave of the pandemic and any new potential restrictions imposed, new information which may emerge concerning the severity of the virus and/or actions taken to contain or treat its impact, as well as political implications that could further impact world trade and global growth.

The COVID-19 pandemic has had significant impact on the shipping industry and our seafarers as port lockdowns were imposed globally and certain ports that had opened have subsequently closed again for crew changes. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on our operations and financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it may offer and sell shares of its common stock (“Shares”) from time to time up to aggregate gross offering proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). As of November 6, 2020, the Company had not offered to sell and has not sold any Shares under the ATM Program.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

During the third quarter of 2020, we operated 42.00 vessels on average earning a TCE11 of $12,575 compared to 41.00 vessels earning a TCE of $13,311 during the same period in 2019. Our contracted employment profile is presented below in Table 1.

11 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

Table 1: Contracted employment profile of fleet ownership days as of November 6, 2020

2020 (remaining)	67%
2020 (full year)	95%
2021	26%
2022	19%

The detailed employment profile is presented in Table 6. Scrubber benefit for scrubber fitted vessels is calculated on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is either presented as part of the daily charter hire in Table 6, or in cases where it can not be estimated is not part of the stated daily charter hire.

Orderbook and financing

In October 2020, the Company planning a gradual fleet renewal with modern vessels, entered into an agreement for the acquisition of a Japanese-built, dry-bulk, Kamsarmax class, 82,000 dwt, newbuild vessel with a scheduled delivery within the first half of 2022. The vessel is designed to meet the latest requirements of Energy Efficiency Design Index to Green House Gas, GHG emissions, and 'EEDI Phase 3'. It will also comply with the latest NOx emissions regulation, NOx-Tier III.

At the same time, the Company entered into a sale and lease back through a bareboat charter agreement with a third party for 90% financing of this acquisition, minimizing impact on liquidity. The bareboat charter to be consummated upon delivery will have a duration of ten years with a purchase obligation at a predetermined price on termination and purchase options commencing three years following the commencement of the bareboat charter period in the Company's favor.

Liquidity

As of September 30, 2020, we had liquidity of $109.7 million, which included cash and cash equivalents, restricted cash and funds available under our unsecured revolving credit facility and no capital expenditure requirements in relation to newbuild vessels.

As of November 6, 2020, we had liquidity of $136.0 million, which included cash and cash equivalents, restricted cash, funds available under our unsecured revolving credit facility and sale and lease back financing of the newbuild Kamsarmax class vessel and aggregate remaining capital expenditure in relation to the orderbook of $27.3 million.

Debt Profile - Leverage

As of September 30, 2020, our consolidated debt before deferred financing costs was $613.7 million and our consolidated leverage12 was 66% versus 68% as of June 30, 2020.

12Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

The loan repayment schedule of the Company as of September 30, 2020, is presented below in Table 2.

Table 2: Loan repayment Schedule

(in USD millions)

Ending December 31,	2020	2021	2022	2023	2024	2025	2026	2027	Total
September 30, 2020	11.2	72.4	113.6	120.0	171.9	66.8	16.2	41.6	613.7

Interest rate derivatives

During the third quarter of 2020, the Company entered into eleven pay-fixed, receive-variable interest rate derivative contracts commencing in the third quarter of 2020 with maturities ranging from August 2024 to August 2025 and at fixed rates ranging from 0.322% to 0.40% for an aggregate notional amount of $107.0 million. As of September 30, 2020, the aggregate notional amount of interest rate derivative contracts entered into by the Company was $244.6 million or about 40% of the aggregate debt outstanding as of that point in time.

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies, the Company is undertaking environmental investments mainly in scrubbers and ballast water treatment systems. As of September 30, 2020, the Company has completed the installation of 20 scrubbers and continues the project of retrofitting BWTS in all vessels of the Company's fleet, having installed 30 systems to date. The aggregate cost of our environmental investments as of quarter end was $66.7 million.

The scheduled number and estimated down-time days for dry-dockings and environmental investments as of September 30, 2020 for the subsequent two quarters, is presented in Table 3.

Table 3: Scheduled number and estimated down-time for dry-dockings and environmental investments.

	Down time in Days
	Q4 2020	Q1 2021
Number of vessels	2*	2*
Total down time	20	40

* Partial completion.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the third quarter of 2020. The Company had 102,174,594 shares of common stock issued and outstanding as of November 6, 2020.

The aggregate cash dividend of $0.50 per share declared by the Company on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from July 30, 2020 to October 29, 2020, which was paid on October 30, 2020 to the respective shareholders of record as of October 22, 2020, was $2.75 million.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of its 2.95% Series A Cumulative Redeemable Perpetual Preferred Shares (‘Series A shares’) to the respective shareholders of record, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from July 1, 2020 to September 30, 2020, which was paid on September 30, 2020, was $0.1 million. The aggregate cash dividend to be declared for the Series A shares for the period from October 1, 2020 to December 31, 2020, payable on December 31, 2020, is $0.1 million.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, November 12, 2020 at 9:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until November 19, 2020 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2020 Results

During the third quarter of 2020, we operated in a relatively weaker charter market environment compared to the same period in 2019. This is reflected in our reduced TCE of $12,575 for the third quarter of 2020, compared to $13,311 during the same period in 2019. Net revenues were supported by the increased earnings from scrubber fitted vessels notwithstanding the reduced price differential between heavy fuel oil and compliant fuels, due to low fuel cost environment, and by revenue contributed by the newbuild vessel delivered to us in April 2020. Voyage expenses increased due to increased vessel repositioning expenses, higher loss on bunkers sales due to low fuel cost environment and consumption costs for scrubber fitted vessels as explained below. As a result of the above, the net income for the third quarter of 2020, reached $3.3 million compared to net income of $5.2 million during the same period in 2019. In more detail, the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 2% to $51.9 million for the third quarter of 2020, compared to $50.7 million for the same period in 2019, assisted mainly by the additional revenues earned by our scrubber fitted vessels and the additional vessel delivered in 2020, partially offset by the reduced TCE.

Voyage expenses: Voyage expenses increased to $5.1 million for the third quarter of 2020 compared to $3.6 million for the same period in 2019, as a result of increased vessel repositioning expenses, higher loss on bunkers sales and bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Vessel operating expenses: Vessel operating expenses increased by 13% to $18.9 million for the third quarter of 2020 compared to $16.8 million for the same period in 2019, mainly as a result of: i) spares, stores and provisions of $4.0 million for the third quarter of 2020, compared to $3.1 million for the same period in 2019, ii) repairs and maintenance of $3.2 million for the third quarter of 2020, compared to $2.4 million for the same period in 2019, iii) crew wages and related costs of $9.0 million for the third quarter of 2020 compared to $8.3 million for the same period in 2019, and iv) dry docking expense of $1.7 million related to four fully and one partially completed dry dockings during the third quarter of 2020, compared to $1.5 million related to four fully and three partially completed dry dockings for the same period of 2019, offset by the reduction in lubricants of $0.9 million for the third quarter of 2020, compared to $1.2 million for the same period in 2019. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $1.7 and $1.5 million for the third quarter of 2020 and 2019, respectively, vessel operating expenses increased by 13% to $17.2 million for the third quarter of 2020 compared to $15.3 million for the same period in 2019, due to completed drydockings affecting costs of spares and repairs and maintenance and increased crew repatriation and travel expenses due to COVID-19. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 9% to $13.8 million for the third quarter of 2020, compared to $12.7 million for the same period in 2019, as a result of the commencement of depreciation of environmental investments that were completed following  the third quarter of 2019 and depreciation of the newbuild delivered during the previous quarter.

Interest expense: Interest expense decreased to $4.6 million in the third quarter of 2020 compared to $6.6 million for the same period in 2019, as a result of the decreased USD LIBOR13 affecting the weighted average interest rate of our loans and credit facilities.

Daily vessel operating expenses14: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 10% to $4,896 for the third quarter of 2020 compared to $4,448 for the same period in 2019. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 10% to $4,459 for the third quarter of 2020 compared to $4,053 for the same period in 2019.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers15 and daily company administrations expenses, increased by 4% to $1,418 for the third quarter of 2020, compared to $1,363 for the same period in 2019, as a result of increased company administration expenses.

13 London interbank offered rate.

14 See Table 5.

15 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2019	2020	2019	2020
REVENUES:
Revenues	52,927	53,992	150,971	151,632
Commissions	(2,213)	(2,059)	(6,457)	(5,703)
Net revenues	50,714	51,933	144,514	145,929
EXPENSES:
Voyage expenses	(3,581)	(5,080)	(8,664)	(36,866)
Vessel operating expenses	(16,776)	(18,917)	(49,320)	(54,716)
Depreciation	(12,669)	(13,829)	(37,375)	(40,395)
General and administrative expenses	(5,140)	(5,480)	(15,307)	(15,825)
Loss from inventory valuation	(348)	—	(348)	—
Early redelivery cost	(63)	—	(63)	—
Operating income/(loss)	12,137	8,627	33,437	(1,873)
OTHER (EXPENSE) / INCOME:
Interest expense	(6,634)	(4,608)	(20,641)	(16,900)
Other finance cost	(95)	(108)	(212)	(467)
Interest income	410	44	1,230	563
Loss on derivatives	—	(272)	—	(1,009)
Foreign currency (loss)/gain	(213)	57	(295)	491
Amortization and write-off of deferred finance charges	(358)	(429)	(1,035)	(1,324)
Net income/(loss)	5,247	3,311	12,484	(20,519)
Less Preferred dividend	2,875	2,876	8,620	8,622
Less Mezzanine equity measurement	—	360	304	495
Net income/(loss) available to common shareholders	2,372	75	3,560	(29,636)
Earnings/(loss) per share basic and diluted	0.02	0.00	0.04	(0.29)
Weighted average number of shares	101,279,564	102,160,308	101,367,866	102,762,932

	Nine-Months Period Ended September 30,
	2019	2020
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	39.9	34.2
Net cash provided by/(used in) investing activities	1.4	(35.5)
Net cash used in financing activities	(23.6)	(8.1)
Net increase/(decrease) in cash and cash equivalents	17.7	(9.4)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2019	September 30, 2020
ASSETS
Cash, time deposits, and restricted cash	106,378	89,535
Other current assets	29,611	22,238
Vessels, net	944,706	962,686
Advances for vessels	19,294	609
Restricted cash non-current	13,701	17,155
Other non-current assets	953	681
Total assets	1,114,643	1,092,904
LIABILITIES AND EQUITY
Current portion of long-term debt	64,054	68,291
Other current liabilities	22,730	20,865
Long-term debt, net of current portion	536,995	540,562
Other non-current liabilities	922	5,226
Mezzanine equity	17,200	17,567
Shareholders’ equity	472,742	440,393
Total liabilities and equity	1,114,643	1,092,904

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2019	2020	2019	2020
Net Income/(Loss) - Adjusted Net Income/(Loss)
Net Income/(Loss)	5,247	3,311	12,484	(20,519)
Plus Loss on derivatives	—	272	—	1,009
Plus Foreign currency loss/(gain)	213	(57)	295	(491)
Plus Early Redelivery cost	63	—	63	—
Plus Loss on inventory valuation	348	—	348	—
Adjusted net income/(loss)	5,871	3,526	13,190	(20,001)
EBITDA - Adjusted EBITDA
Net income/(loss)	5,247	3,311	12,484	(20,519)
Plus Net Interest expense	6,224	4,564	19,411	16,337
Plus Depreciation	12,669	13,829	37,375	40,395
Plus Amortization and write-off of deferred finance charges	358	429	1,035	1,324
EBITDA	24,498	22,133	70,305	37,537
Plus Early Redelivery cost	63	—	63	—
Plus Loss on inventory valuation	348	—	348	—
Plus Loss on derivatives	—	272	—	1,009
Plus Foreign currency loss/(gain)	213	(57)	295	(491)
ADJUSTED EBITDA	25,122	22,348	71,011	38,055
Earnings per share
Net income/(loss)	5,247	3,311	12,484	(20,519)
Less Preferred dividend	2,875	2,876	8,620	8,622
Less Mezzanine equity measurement adjustment	—	360	304	495
Net income/(loss) available to common shareholders	2,372	75	3,560	(29,636)
Weighted average number of shares	101,279,564	102,160,308	101,367,866	102,762,932
Earnings/(Loss) per share	0.02	0.00	0.04	(0.29)
Adjusted Earnings/(Loss) per share
Adjusted Net Income/(Loss)	5,871	3,526	13,190	(20,001)
Less Preferred dividend	2,875	2,876	8,620	8,622
Less Mezzanine measurement adjustment	—	360	304	495
Adjusted Net income/(loss) available to common shareholders	2,996	290	4,266	(29,118)
Weighted average number of shares	101,279,564	102,160,308	101,367,866	102,762,932
Adjusted Earnings/(loss) per share	0.03	0.00	0.04	(0.28)

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on inventory valuation, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on inventory valuation, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share, should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2019	2020	2019	2020
FLEET DATA
Number of vessels at period’s end	41	42	41	42
Average age of fleet (in years)	9.08	9.86	9.08	9.86
Ownership days (1)	3,772	3,864	11,193	11,402
Available days (2)	3,541	3,726	10,857	10,972
Average number of vessels in the period (3)	41.00	42.00	41.00	41.77
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$13,311	$12,575	$12,513	$9,940
Daily vessel operating expenses (5)	$4,448	$4,896	$4,406	$4,799
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,053	$4,459	$4,162	$4,318
Daily general and administrative expenses (7)	$1,363	$1,418	$1,368	$1,388
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$52,927	$53,992	$150,971	$151,632
Less commissions	(2,213)	(2,059)	(6,457)	(5,703)
Less voyage expenses	(3,581)	(5,080)	(8,664)	(36,866)
Time charter equivalent revenue	$47,133	$46,853	$135,850	$109,063
Available days (2)	3,541	3,726	10,857	10,972
Time charter equivalent rate (4)	$13,311	$12,575	$12,513	$9,940

_____________

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

                                    Table 6: Detailed fleet and employment profile as of November 6, 2020

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$9,349	5.00%	February 2020	December 2020
Koulitsa	76,900	2003	Japan	Period	$11,000	5.00%	November 2020	November 2020
Paraskevi	74,300	2003	Japan	Spot	$10,734	5.00%	October 2020	November 2020
Vassos	76,000	2004	Japan	Spot	$11,000	5.00%	October 2020	November 2020
Katerina	76,000	2004	Japan	Spot	$7,925	5.00%	March 2020	November 2020
Maritsa	76,000	2005	Japan	Period	$7,445	5.00%	October 2020	November 2020
Efrossini	75,000	2012	Japan	Spot	$12,204	5.00%	September 2020	December 2020
Zoe [10]	75,000	2013	Japan	Spot	$11,650	5.00%	September 2020	April 2021
Kypros Land [10,15]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [13]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [8,13]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [13]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [8,15]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$12,250	5.00%	September 2020	November 2020
Pedhoulas Trader	82,300	2006	Japan	Period	$10,859	5.00%	October 2020	November 2020
Pedhoulas Leader	82,300	2007	Japan	Spot	$12,200	5.00%	October 2020	November 2020
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2019	May 2021
Pedhoulas Builder	81,600	2012	China	Spot [12]	$11,550	5.00%	October 2020	December 2020
Pedhoulas Fighter	81,600	2012	China	Spot [12]	$10,196	5.00%	September 2020	November 2020
Pedhoulas Farmer [5]	81,600	2012	China	Spot [11]	$13,200	5.00%	October 2020	December 2020
Pedhoulas Cherry	82,000	2015	China	Spot [12]	$10,224	5.00%	September 2020	November 2020
Pedhoulas Rose [5]	82,000	2017	China	Spot[12]	$15,000	5.00%	August 2020	December 2020
Pedhoulas Cedrus	82,000	2017	China	Spot	$13,000	3.75%	August 2020	May 2021
				Period	$13,000	3.75%	May 2021	May 2021
Post-Panamax
Marina	87,000	2006	Japan	Spot[12]	$11,750	5.00%	November 2020	December 2020
Xenia	87,000	2006	Japan	Spot[12]	$11,620	5.00%	September 2020	November 2020
Sophia	87,000	2007	Japan
Eleni	87,000	2008	Japan	Spot[12]	$10,169	5.00%	October 2020	December 2020
Martine	87,000	2009	Japan	Spot[12]	$11,900	5.00%	November 2020	December 2020
Andreas K	92,000	2009	South Korea
Panayiota K [9]	92,000	2010	South Korea	Spot [12]	$5,613	5.00%	October 2020	November 2020
Agios Spyridonas [9]	92,000	2010	South Korea	Spot [11]	$12,100	5.00%	November 2020	December 2020
Venus Heritage [10]	95,800	2010	Japan	Spot [12]	$21,442	5.00%	November 2020	January 2021
Venus History [10]	95,800	2011	Japan	Spot[12]	$11,500	5.00%	November 2020	December 2020
Venus Horizon	95,800	2012	Japan	Spot[12]	$8,850	5.00%	June 2020	November 2020
Troodos Sun [11]	85,000	2016	Japan	Spot[18]	$2,275	5.00%	October 2020	December 2020
Troodos Air	85,000	2016	Japan	Spot[12]	$10,500	5.00%	November 2020	December 2020
Troodos Oak [14]	85,000	2020	Japan	Spot	109% BPI-82 5TC	5.00%	June 2020	May 2021
Capesize
Mount Troodos [16]	181,400	2009	Japan	Period	BCI*103.5%+80% SCR BNFT	5.00%	April 2020	June 2021
Kanaris	178,100	2010	China	Period [6]	$25,928	5.00%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina	181,400	2014	Japan	Period [7]	$24,810	5.00%	January 2014	January 2024
TOTAL	3,862,000
Orderbook
TBN[17]	82,000	1H 2022	Japan

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.

Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of November 6, 2020, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(6) Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(7) A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

(8) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(11) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.

(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(16) A period time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 103.5% plus 80% of scrubber benefit.

(17) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(18) A spot time charter which refers to a trip back to Atlantic.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com